Citigroup Inc.	Pricing Supplement No. 2013—CMTNH0143 dated August 30, 2013 relating to Preliminary Pricing Supplement No. 2013—CMTNH0143 dated August 5, 2013 Registration No. 333-172562 Filed Pursuant to Rule 433
2,240,500 Dual Directional Trigger PLUS Based on the EURO STOXX 50® Index Due March 5, 2019
Trigger Performance Leveraged Upside SecuritiesSM
PRICING TERMS—AUGUST 30, 2013
Index:	The EURO STOXX 50® Index (ticker symbol: “SX5E”)
Pricing date:	August 30, 2013
Issue date:	September 5, 2013
Valuation date:	February 28, 2019, subject to postponement if such date is not a scheduled trading day or if certain market disruption events occur
Maturity date:	March 5, 2019
Aggregate principal amount:	$22,405,000
Stated principal amount:	$10 per security
Payment at maturity:
For each $10 stated principal amount security you hold at maturity:
▪ If the final index level is greater than or equal to the initial index level:
$10 + the leveraged upside payment
▪ If the final index level is less than the initial index level but greater than or equal to the trigger level:
$10 + ($10 × the absolute index return)
▪ If the final index level is less than the trigger level:
$10 × the index performance factor
If the final index level is less than the trigger level, your payment at maturity will be less, and possibly significantly less, than $6.50 per security. You should not invest in the securities unless you are willing and able to bear the risk of losing a significant portion and up to all of your investment.

Initial index level:	2,721.37 (the closing level of the index on the pricing date)
Final index level:	The closing level of the index on the valuation date
Leveraged upside payment:	$10 × absolute index return × leverage factor
Absolute index return:	The absolute value of the index percent change
Index percent change:	The final index level minus the initial index level, divided by the initial index level
Index performance factor:	The final index level divided by the initial index level
Leverage factor:	125%
Trigger level:	1,768.891, 65.00% of the initial index level
Listing:	The securities will not be listed on any securities exchange.
CUSIP / ISIN:	173095183 / US1730951837
Underwriter:	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal
Underwriting fee and issue price:	Issue price(1) (2)	Underwriting fee(2)	Proceeds to issuer
Per security:	$10.00	$0.35	$9.65
Total:	$22,405,000	$784,175	$21,620,825
(1) On the pricing date the estimated value of the securities is $9.184 per security.  The estimated value of the securities is based on CGMI’s proprietary pricing models and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the securities from you at any time after issuance. See “Valuation of the Securities” in the related preliminary pricing supplement.
(2) The issue price for a particular investor and the related underwriting fee received by CGMI may be reduced for volume purchase discounts depending on the aggregate amount of securities purchased by that investor.  The lowest price payable by an investor is $9.90 per security.  For more information on the distribution of the securities, see “Supplemental Plan of Distribution” in the related preliminary pricing supplement.  In addition to the underwriting fee, CGMI and its affiliates may profit from expected hedging activity related to this offering, even if the value of the securities declines.  See “Use of Proceeds and Hedging” in the accompanying prospectus.

You should read this document together with the preliminary pricing supplement describing this offering and the accompanying product supplement, underlying supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below, in connection with your investment in the securities.

Preliminary Pricing Supplement dated August 5, 2013
Product Supplement No. EA-02-02 dated December 27, 2012                   Underlying Supplement No. 2 dated December 27, 2012
Prospectus Supplement dated December 20, 2012 and Prospectus dated May 12, 2011

The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

EURO STOXX 50® is a registered trademark of STOXX Limited  (“STOXX”) and has been licensed for use by Citigroup Inc. and its affiliates. The securities are not sponsored, endorsed, sold, or promoted by STOXX. STOXX makes no representations or warranties to the owners of the securities or any member of the public regarding the advisability of investing in the securities. STOXX has no obligation or liability in connection with the operation, marketing, trading or sale of the securities.

Citigroup Inc. has filed a registration statement (including a preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“Commission”) for the offering to which this communication relates. You should read the related preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus in that registration statement (File No. 333-172562) and the other documents Citigroup Inc. has filed with the Commission for more complete information about Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the Commission’s website at www.sec.gov. Alternatively, you can request the related preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus by calling toll-free 1-877-858-5407.